UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CENTRAL PACIFIC FINANCIAL CORP.
(Name of Issuer)

COMMON STOCK
 (Title of Class of Securities)

154760102
(CUSIP Number)

Anchorage Capital Group, L.L.C.
(Formerly Anchorage Advisors, L.L.C.)
610 Broadway
6th Floor
New York, NY 10012
Tel: 212-432-4650
Attention: Anne-Marie Kim, Esq.

Copy to:

Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
Tel: (212) 530-5000
Attention: Thomas C. Janson, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 154760102		13D
1.		NAMES OF REPORTING PERSONS ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCES OF FUNDS AF(1) (See Item 3)
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,463,095
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,463,095
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,463,095
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%(2)
14.		TYPE OF REPORTING PERSON OO, HC
_______________________________

(1) Funds for all purchases of Common Shares (as defined below) beneficially owned by the Reporting Persons (as defined below) have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2) Calculation is based on 39,647,117 Common Shares, which includes (a) 1,527,000 Common Shares issued and outstanding as of February 3, 2011, reported in Central Pacific Financial Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on February 9, 2011, (b) 32,500,000 Common Shares issued to the Reporting Persons and other investors on February 18, 2011 (as further described below), and (c) 5,620,117 Common Shares issued to the U.S. Department of Treasury on February 18, 2011.

CUSIP No. 154760102		13D
1.		NAMES OF REPORTING PERSONS ANCHORAGE CAPITAL GROUP, L.L.C. (FORMERLY ANCHORAGE ADVISORS, L.L.C.)
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCES OF FUNDS AF(1) (See Item 3)
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,463,095
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,463,095
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,463,095
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%(2)
14.		TYPE OF REPORTING PERSON OO, IA
_______________________________

(1) Funds for all purchases of Common Shares beneficially owned by the Reporting Persons have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2) Calculation is based on 39,647,117 Common Shares, which includes (a) 1,527,000 Common Shares issued and outstanding as of February 3, 2011, reported in Central Pacific Financial Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on February 9, 2011, (b) 32,500,000 Common Shares issued to the Reporting Persons and other investors on February 18, 2011 (as further described below), and (c) 5,620,117 Common Shares issued to the U.S. Department of Treasury on February 18, 2011.

CUSIP No. 154760102		13D
1.		NAMES OF REPORTING PERSONS ANTHONY L. DAVIS
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCES OF FUNDS AF(1) (See Item 3)
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITES STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,463,095
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,463,095
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,463,095
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%(2)
14.		TYPE OF REPORTING PERSON IN, HC

_______________________________

(1) Funds for all purchases of Common Shares beneficially owned by the Reporting Persons have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2) Calculation is based on 39,647,117 Common Shares, which includes (a) 1,527,000 Common Shares issued and outstanding as of February 3, 2011, reported in Central Pacific Financial Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on February 9, 2011, (b) 32,500,000 Common Shares issued to the Reporting Persons and other investors on February 18, 2011 (as further described below), and (c) 5,620,117 Common Shares issued to the U.S. Department of Treasury on February 18, 2011.

CUSIP No. 154760102		13D
1.		NAMES OF REPORTING PERSONS KEVIN M. ULRICH
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCES OF FUNDS AF(1) (See Item 3)
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,463,095
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,463,095
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,463,095
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%(2)
14.		TYPE OF REPORTING PERSON IN, HC

_______________________________

(1) Funds for all purchases of Common Shares beneficially owned by the Reporting Persons have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2) Calculation is based on 39,647,117 Common Shares, which includes (a) 1,527,000 Common Shares issued and outstanding as of February 3, 2011, reported in Central Pacific Financial Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on February 9, 2011, (b) 32,500,000 Common Shares issued to the Reporting Persons and other investors on February 18, 2011 (as further described below), and (c) 5,620,117 Common Shares issued to the U.S. Department of Treasury on February 18, 2011.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, no par value per share (the “Common Shares”), of Central Pacific Financial Corp., a Hawaii corporation and a bank holding company (“CPF”) registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”).  CPF’s principal executive offices are located at 220 South King Street, Honolulu, Hawaii 96813.

Item 2.	Identity and Background.

(a)

This statement is being filed jointly on behalf of Anchorage Advisors Management, L.L.C., a Delaware limited liability company (“Management”), Anchorage Capital Group, L.L.C. (formerly Anchorage Advisors, L.L.C.), a Delaware limited liability company (“Capital Group”), and Messrs. Anthony L. Davis and Kevin M. Ulrich (collectively, the “Reporting Persons”).  The Common Shares reported in this Statement as beneficially owned by the Reporting Persons are held directly by ACMO-CPF, L.L.C., a Delaware limited liability company (“ACMO”).  Management is the sole managing member of Capital Group.  Capital Group provides investment management services to Anchorage Capital Master Offshore, Ltd., a Cayman Islands exempted company incorporated with limited liability (“Anchorage Offshore”), and to ACMO.  Anchorage Offshore is the sole member of ACMO.  Mr. Davis is the President of Capital Group and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Capital Group and the other managing member of Management.  All investment and voting decisions with respect to the Common Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Capital Group.  Each of the Reporting Persons disclaims beneficial ownership of such Common Shares except to the extent of its pecuniary interest therein.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 28th, 2011 (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this Statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

(b), (c) and (f)

See Schedule A-1 with respect to Management, Schedule A-2 with respect to Capital Group, Schedule A-3 with respect to Mr. Davis and Schedule A-4 with respect to Mr. Ulrich.  Each of Schedules A-1, A-2, A-3 and A-4 are incorporated herein by reference.

The principal business of each of the Reporting Persons is investing in securities.

(d) and (e)

During the last five years, none of the Reporting Persons has, nor to the best of the knowledge of any Reporting Person has any of the directors, executive officers or general or limited partners (as applicable) of any Reporting Person listed on Schedules A-1 to A-4 attached hereto, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 18, 2011, ACMO acquired 9,463,095 Common Shares of CPF for an aggregate purchase price of $94,630,950 pursuant to the Investment Agreement, dated as of November 4, 2010, by and between CPF and ACMO, as amended by Amendment No. 1 thereto, dated as of December 20, 2010, and Amendment No. 2 thereto, dated as of February 10, 2011 (the “Investment Agreement”).  Funds for the purchase price were provided from the working capital of Anchorage Offshore pursuant to an equity commitment agreement.

The foregoing descriptions of the Investment Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Investment Agreement, a copy of which is attached hereto as Exhibit 2 (with its amendments attached hereto as Exhibits 2(a) and 2(b)) and incorporated herein by reference.

Item 4.	Purpose of Transaction.

The responses set forth in Items 3 and 6 hereof are incorporated by reference in their entirety.

ACMO acquired the Common Shares (the “Investment”) for investment purposes at the direction of Capital Group.  Subject to the limitations described in this Item 4, the terms of the Investment Agreement, and applicable law, the Reporting Persons may from time to time increase or decrease the Investment in CPF in open market or private transactions involving the Common Shares, other capital stock of CPF or securities exercisable for or convertible into capital stock of CPF.  The timing and amount of any such transactions may depend upon the price and availability of Common Shares and other shares of CPF’s capital stock, subsequent developments affecting CPF, CPF’s business and prospects, competitive and strategic matters, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, applicable legal restrictions, liquidity requirements, tax considerations and other matters the Reporting Persons consider relevant.  Subject to the terms of the Investment Agreement and applicable law, the Reporting Persons may discuss the foregoing or other matters with management or directors of CPF, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.

The following is a description of the material terms of the Investment.

Total Capital Raise

The closing of the Investment was consummated in conjunction with (i) sale transactions conducted by CPF (A) pursuant to an agreement with Carlyle Financial Services Harbor, L.P. (“Carlyle”) and (B) pursuant to subscription agreements with other investors (the “Other Investors” and together with Carlyle and ACMO, the “Investors”), providing, together with the Investment, for the sale of newly issued Common Shares in an aggregate amount equal to $325 million, and (ii) an exchange transaction whereby CPF issued 5,620,117 Common Shares to the United States Department of Treasury (the “Treasury”) in exchange for 135,000 shares of CPF fixed rate cumulative preferred stock and accrued and unpaid dividends thereon.

Pursuant to CPF’s agreement with Carlyle, Carlyle made an investment in CPF on the same terms and in the same amount as ACMO and received the same amount and type of securities as ACMO.

As part of the terms of the exchange agreement with the Treasury, CPF also agreed to amend and restate the terms of the warrant dated January 9, 2009 that entitles the Treasury to purchase additional Common Shares.  The amended and restated warrant entitles the Treasury to purchase 79,288 Common Shares (subject to adjustment), extends the term of the warrant and reduces the initial exercise price to $10.00 per Common Share (subject to adjustment).

CPF also plans to conduct a $20 million rights offering (the “Rights Offering”) after the closing of the Investment that will allow holders of record of its common stock as of the close of business on the business day immediately preceding the closing of the Investment to purchase Common Shares at the same purchase price per share as the Investors (the “Rights”).  Neither the Treasury nor the Investors will be issued any Rights in the Rights Offering.

Avoidance of Control

CPF agreed that neither it nor any of its subsidiaries shall take any action that would cause ACMO’s ownership of voting securities of CPF and its affiliates (as such term is used under the BHC Act) to increase above 24.9% without ACMO’s prior written consent or otherwise cause ACMO to “control” CPF under and for purposes of the BHC Act.  ACMO (together with its affiliates (as such term is used under the BHC Act)) shall not have the ability to exercise any voting rights of any securities in excess of 24.9% of the total outstanding voting securities of CPF.

Board Representation

Pursuant to the terms of the Investment Agreement, for so long as ACMO and its affiliates maintain ownership, in aggregate, of at least 10% of the outstanding Common Shares (as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split, or other like change in CPF’s capitalization) (the “Ownership Threshold”), ACMO is entitled to designate a nominee (the “Board Representative”) for election to the boards of directors of CPF and Central Pacific Bank, and have such Board Representative appointed to no more than two committees of such boards as ACMO identifies, provided that such Board Representative meets any required qualifications for serving on such committees (and subject to satisfaction of all other legal and governance requirements regarding service as a committee member).  Furthermore, so long as ACMO and its affiliates own, in aggregate, at least 5% of the outstanding Common Shares (as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split, or other like change in CPF’s capitalization), ACMO shall be entitled to designate one nonvoting board observer to attend meetings of the boards of directors and the meetings of only the committees of which ACMO’s Board Representative is a member.

Registration Rights

CPF granted ACMO customary registration rights, including demand registration rights, “shelf” registration rights, and “piggy-back” registration rights with respect to the Common Shares issued to ACMO under the Investment Agreement.  Pursuant to such registration rights, CPF has agreed to prepare and file with the Securities and Exchange Commission a shelf registration statement covering the resale of (or otherwise cause the shelf registration of) such Common Shares as promptly as practicable after (and in any event no more than 30 days after) the Lockup Termination Date (as defined in the Investment Agreement).

Preemptive Rights

So long as ACMO and its affiliates maintain the Ownership Threshold, subject to the ownership limitations imposed by applicable banking regulations and as described above, in the event CPF proposes to conduct any public or non-public offering or sale or other issuance of equity (including any securities or debt that is convertible or exchangeable into equity or that include an equity component), ACMO shall have the right to acquire from CPF up to such amount of the securities to be offered that would enable ACMO to maintain its proportionate common equity interest in CPF immediately prior to any such issuance of securities, for the same price and on the same terms as such securities are proposed to be offered to others.  Such right does not extend to any offering, sale or other issuance of securities (i) in connection with the Rights Offering; (ii) to employees, officers, directors or consultants of CPF pursuant to employee benefit plans or compensatory arrangements approved by the board of directors (including upon the exercise of employee stock options granted pursuant to any such plans or arrangements); (iii) pursuant to any rights plan; (iv) as consideration in connection with any bona fide, arm’s-length, direct or indirect merger, acquisition or similar transaction or joint venture, strategic alliance, license agreement or other similar commercial transactions; or (v) upon conversion of convertible securities issued in compliance with the foregoing.

Indemnity

CPF made customary representations and warranties to ACMO relating to CPF and its business and the issuance of the Common Shares pursuant to the Investment, and ACMO made customary representations and warranties to CPF relating to the Investment.  CPF agreed to indemnify ACMO for any breaches of its representations and warranties, as well as any breaches of its covenants and other agreements, subject to certain limitations.  ACMO agreed to similarly indemnify CPF.

NYSE Shareholder Approval Exception

In connection with the closing of the Investment, CPF received approval from the New York Stock Exchange (the “NYSE”) to rely on the shareholder approval exception set forth in Section 312.05 of the NYSE Listed Company Manual in connection with the issuance of the Common Shares to the Investors and the Treasury without the prior approval of CPF’s shareholders.

The foregoing descriptions of the Investment is not intended to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement, a copy of which is attached hereto as Exhibit 2 (with its amendments attached hereto as Exhibits 2(a) and 2(b)) and incorporated herein by reference.

Item 5.	Interests in Securities of CPF.

The information contained on the cover pages to this Schedule 13D and the responses set forth or incorporated in Items 2, 3, 4 and 6 are incorporated herein by reference.

(a) and (b)

The Reporting Persons may be deemed to have a beneficial interest in 9,463,095 Common Shares held of record by ACMO.  Each of the Reporting Persons disclaims beneficial ownership of such Common Shares except to the extent of its pecuniary interest therein.  The aggregate amount of Common Shares represents approximately 23.9% of the total outstanding Common Shares, based upon 39,647,117 Common Shares at the Closing, which includes (a) 1,527,000 Common Shares issued and outstanding as of February 3, 2011, reported in Central Pacific Financial Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on February 9, 2011; (b) 32,500,000 Common Shares issued to the Reporting Persons and other investors on February 18, 2011; and (c) 5,620,117 Common Shares issued to the U.S. Department of Treasury on February 18, 2011.

Management is the sole managing member of Capital Group and Capital Group is the investment manager of Anchorage Offshore.  Because of their respective relationships with Anchorage Offshore, ACMO and each other, each of the Reporting Persons may be deemed to share voting and disposition power with respect to 9,463,095 Common Shares.  No Reporting Person may be deemed to have sole voting and disposition power with respect to any Common Shares.

(c)

Except as set forth in this Item 5, none of the Reporting Persons has engaged in any transaction during the past 60 days involving the securities of CPF.

(d)

To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by them.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of CPF.

The responses set forth in Items 2, 4 and 5 hereof are incorporated by reference in their entirety.

In connection with the Investment, ACMO made certain commitments (the “Commitments”) to the Board of Governors of the Federal Reserve System and to the Hawaii Division of Financial Institutions to ensure that ACMO will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of CPF or any of its subsidiaries for purposes of the BHC Act and the Code of Financial Institutions, Chapter 412, Hawaii Revised Statutes, respectively.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of CPF.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Exhibit 2	Investment Agreement, dated as of November 4, 2010, by and between Central Pacific Financial Corp. and ACMO-CPF, L.L.C.

Exhibit 2(a)	Amendment No. 1 to the Investment Agreement, dated as of December 20, 2010, by and between Central Pacific Financial Corp. and ACMO-CPF, L.L.C.

Exhibit 2(b)	Amendment No. 2 to the Investment Agreement, dated as of February 10, 2011, by and between Central Pacific Financial Corp. and ACMO-CPF, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 28th, 2011

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Managing Member

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Chief Operating Officer

ANTHONY L. DAVIS

By:	/s/ Anthony L. Davis

KEVIN M. ULRICH

By:	/s/ Kevin M. Ulrich

SCHEDULE A-1

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
610 Broadway
6th Floor
New York, NY 10012

Anchorage Advisors Management, L.L.C., a Delaware limited liability company, is the managing member of Anchorage Capital Group, L.L.C., which is the advisor to Anchorage Capital Master Offshore, Ltd.

Anthony L. Davis and Kevin M. Ulrich are the managing members of Anchorage Advisors Management, L.L.C.  See Schedules A-3 and A-4, respectively, for a description thereof.

SCHEDULE A-2

ANCHORAGE CAPITAL GROUP, L.L.C.
(FORMERLY ANCHORAGE ADVISORS, L.L.C.)
610 Broadway
6th Floor
New York, NY 10012

Anchorage Capital Group, L.L.C. is the advisor to Anchorage Capital Master Offshore, Ltd.

Anchorage Advisors Management, L.L.C., a Delaware limited liability company, is the managing member of Anchorage Capital Group, L.L.C.  See Schedule A-1 for a description of controlling persons thereof.

SCHEDULE A-3

ANTHONY L. DAVIS
c/o Anchorage Capital
610 Broadway
6th Floor
New York, NY 10012

Mr. Anthony L. Davis is a director, executive officer or managing member of one or more of Anchorage Capital Group, L.L.C. and its affiliates.  Mr. Davis is a United States citizen.

Mr. Davis is a managing member of Anchorage Advisors Management, L.L.C., which is the managing member of Anchorage Capital Group, L.L.C., which is the advisor to Anchorage Capital Master Offshore, Ltd.

SCHEDULE A-4

KEVIN M. ULRICH
c/o Anchorage Capital
610 Broadway
6th Floor
New York, NY 10012

Mr. Kevin M. Ulrich is an executive officer or managing member of one or more of Anchorage Capital Group, L.L.C. and its affiliates.  Mr. Ulrich is a Canadian citizen.

Mr. Ulrich is a managing member of Anchorage Advisors Management, L.L.C., which is the managing member of Anchorage Capital Group, L.L.C., which is the advisor to Anchorage Capital Master Offshore, Ltd.